Exhibit 99.1

News release

Cenovus reports voting results of election of Directors

Calgary, Alberta (April 26, 2023) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) announced that at its annual meeting of shareholders held on April 26, 2023, each of the 13 nominees proposed as Directors and listed in its Management Information Circular dated March 1, 2023 were elected as Directors. The detailed results of the vote are set out below.

Nominee	Votes for		Votes against
	Number	Percent	Number	Percent
Keith M. Casey	1,559,229,713	99.70	4,734,069	0.30
Canning K.N. Fok	1,231,407,696	78.74	332,556,083	21.26
Jane E. Kinney	1,559,102,298	99.69	4,861,482	0.31
Harold N. Kvisle	1,410,669,559	90.20	153,294,217	9.80
Eva L. Kwok	1,553,966,263	99.36	9,997,515	0.64
Melanie A. Little	1,562,443,606	99.90	1,520,175	0.10
Richard J. Marcogliese	1,545,933,492	98.85	18,030,287	1.15
Jonathan M. McKenzie	1,562,909,239	99.93	1,054,542	0.07
Claude Mongeau	1,552,494,272	99.27	11,469,509	0.73
Alexander J. Pourbaix	1,542,293,220	98.61	21,670,561	1.39
Wayne E. Shaw	1,558,024,607	99.62	5,939,174	0.38
Frank J. Sixt	1,234,147,174	78.91	329,816,606	21.09
Rhonda I. Zygocki	1,551,968,485	99.23	11,995,296	0.77
Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
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Cenovus contacts:

Investors	Media
Investor Relations general line	Media Relations general line
403-766-7711	403-766-7751